SUMOTEXT INCORPORATED
2100 Riverdale, Suite 200
Little Rock, Arkansas 72202
Phone: (800) 480-1248

March 23, 2009

Mr. Ajay Koduri
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3310
Fax Number: (703) 813-6986

Re:	SUMOTEXT Incorporated
Registration Statement on Form S-1/A
File No. 333-156934

Dear Mr. Koduri:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Wednesday, March 25, 2009, or as soon thereafter as practicable.

Additionally, SUMOTEXT Incorporated (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

SUMOTEXT Incorporated

/s/ Timothy Miller
Timothy Miller
Chief Executive Officer